FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ✓	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82      ]

SIGNATURES
INVITATION TO THE BANK’S ORDINARY GENERAL MEETING OF SHAREHOLDERS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis (Registrant)

Date : 11th April, 2003	Apostolos Tamvakakis Deputy Governor

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S ORDINARY GENERAL MEETING
OF SHAREHOLDERS
TO BE HELD ON FRIDAY, 9 MAY 2003, AT 12:00

Pursuant to the provisions for Sociétés Anonymes (Cod. Law 2190/1920) and for dematerialized shares (Law 2396/96), to the Bank’s Articles of Association (Article 11) and to the National Bank’s Board of Directors’ resolution dated 9 April 2003, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Eolou 86, Athens, Greece, are invited to the Bank’s Ordinary General Meeting to be held at 12:00 on Friday, 9 May 2003, at Eolou 93 (Megaro Mela), Athens, with the following agenda:

1.	Submission for approval of the Board of Directors’ and the Auditors’ Reports on the annual financial statements for the financial year 2002 (i.e. 1 January 2002 – 31 December 2002).

2.	Submission for approval of the annual financial statements for the year 2002 (i.e. 1 January 2002 – 31 December 2002). Approval of dividend.

3.	Discharge of the Board of Directors and the Auditors from any liability for indemnity regarding the Bank’s annual financial statements and management for the year 2002 (i.e. 1 January 2002 – 31 December 2002).

4.	Appointment of independent members to the Board of Directors, pursuant to Law 3016/2002 as amended and currently in force.

5.	Approval of the remuneration received by the members of the Bank’s Board of Directors for the year 2002 (pursuant to Cod. Law 2190/1920 Article 24 par. 2), and determination of their remuneration for the year 2003.

6.	Determination of the remuneration of non-executive members of the Board of Directors in their capacity as members of the Audit Committee for the year 2003.

7.	Approval of Directors’, General Managers’ and Managers’ participation in the Board of Directors or in the management of NBG Group

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companies pursuing similar or related business goals (as per Cod. Law 2190/1920, Article 23, par. 1 and Article 30 par. 1 of the Bank’s Articles of Association).

8.	Election of regular and substitute Certified Auditors for the purposes of the audit of the Bank’s financial statements and the Group’s consolidated financial statements for the year 2003.

9.	Announcement of the Bank’s new organizational structure. Establishment of General Managers and approval of the relevant contracts.

10.	Increase in the Bank’s share capital by €104,341,945.50 through capitalization of reserves, and issuance of 23,187,099 new shares of a nominal value of € 4.50 each in favour of the Bank’s established shareholders, in proportion of 1 new share for every ten old shares. Amendment to Articles 4 and 39 of the Bank’s Articles of Association to reflect the increase.

11.	Announcements and other business.

According to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the General Meeting in person or by proxy are required to proceed as follows:

1.	Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders will subsequently submit the relevant certification issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators to the Bank (Head Office and network Branches or the Shareholders Department in Athens at Eolou 93) at least five (5) days before the General Meeting (i.e. by Friday 2 May 2003).

2.	Shareholders of dematerialized shares which are held with the Central Securities Depository S.A. in the Special Securities Account should have their shares blocked, in all or in part, directly through the Central Securities Depository, by written declaration; the relevant certification issued to the Shareholders by the above institution will subsequently be submitted by them to the Bank (Head Office

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and Branches or the Shareholders Department in Athens at Eolou 93) at least five (5) days before the General Meeting, (i.e. by Friday 2 May 2003).

3.	Shareholders of non-dematerialized shares or depository documents will have to deposit them with the Bank (Head Office and Branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by Friday 2 May 2003). Shareholders abroad should deposit their shares with any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited bank and ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only to specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents should be submitted to the Bank by 2 May 2003 also.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos +30 2103343414, 16, 21, 24, 26, 28, 60, 94, and fax nos +30 2103343404, 06 and 10).

Athens, 9 April 2003 By order of the Board of Directors THE CHAIRMAN – GOVERNOR

THEODOROS B. KARATZAS

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NATIONAL BANK OF GREECE

Please be informed that at its Meeting of 9 April 2003, the Board of Directors of National Bank of Greece decided, inter alia, to submit also for deliberation to the Ordinary Meeting of its Shareholders of 9 May 2003 National Bank of Greece’s share capital increase by € 104,341,945.50 through capitalization of reserves and the issue of 23,187,099 new shares of a nominal value of € 4.50 each, in favour of established shareholders, in proportion of 1 new (bonus share) for 10 old shares.

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